UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 17, 2009

MORRIS PUBLISHING GROUP, LLC
(Exact Name of Registrant as Specified in Its Charter)

Georgia
(State or other jurisdiction of incorporation)

333-112246	**26-2569462**
(Commission File Number)	(IRS Employer Identification No.)
725 Broad Street; Augusta, Georgia	**30901**
(Address of Principal Executive Offices)	(Zip Code)

(706) 724-0851
(Registrants' Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

☐ **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

☐ **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

☐ **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

Item 1.01 Entry into a Material Definitive Agreement

Amendment to Restructuring Support Agreement

As previously announced, on October 30, 2009, Morris Publishing Group, LLC and Morris Publishing Finance Co., as issuers, and all other subsidiaries of Morris Publishing, as subsidiary guarantors (all together, "Morris Publishing") and the holders, or investment advisors or managers (the "Holders"), of over seventy-two percent of the outstanding $278,478,000 aggregate principal amount of Morris Publishing's 7% Senior Subordinated Notes Due 2013 (the "Notes"), entered into a Restructuring Support Agreement regarding the exchange of the Existing Notes, including accrued and unpaid interest, for $100 million of new notes. The Restructuring Support Agreement, as amended by the Amendment to the Restructuring Support Agreement dated as of November 6, 2009 (all together, the "Existing Support Agreement"), required Morris Publishing to commence the exchange offer solicitation no later than November 17, 2009, unless extended by the requisite number of Holders.

Under the Existing Support Agreement, if Morris Publishing receives the tender from the holders of Notes representing at least 99% in aggregate principal amount of the Notes (the "Requisite Tender") prior to the expiration of the solicitation (which shall be open for twenty (20) business days or longer, as extended for an additional five (5) business day period at either party's request), the consummation of the exchange offer must occur within three (3) business days after the conclusion of the solicitation. If the Requisite Tender is not received, Morris Publishing shall file a plan of reorganization (the "Prepackaged Plan") under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") within seven (7) days of the conclusion of the exchange offer solicitation.

On November 17, 2009, Morris Publishing and the requisite number of Holders required to effectuate an amendment entered into Amendment No. 2 to the Restructuring Support Agreement ("Amendment No. 2") eliminating the requirement that Morris Publishing commence the exchange offer solicitation no later than November 17, 2009, and adding the requirement that the exchange offer solicitation (which shall be open for twenty (20) business days or longer, as may be extended) be concluded no later than January 8, 2010. If the Requisite Tender is received, the consummation of the exchange offer must occur within three (3) business days after the conclusion of the solicitation.

If the Requisite Tender is not received, Amendment No. 2 eliminated the requirement that the Prepackaged Plan be filed within seven (7) days of the conclusion of the exchange offer solicitation and added the requirement that the Prepackaged Plan be filed with the United States Bankruptcy Court on or prior to January 11, 2010.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: **November 18, 2009** **MORRIS PUBLISHING GROUP, LLC**

By: **/s/ Steve K. Stone**
Steve K. Stone
Senior Vice President and Chief Financial Officer